UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70661/October 11, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15449

In the Matter of

CRESCENT MOON, INC.,
FINANCIAL VENTURES, INC.,
FIRE FROM ICE, INC. (f/k/a ROMAN
    ACQUISITION CORP.),
FREEMAN TECHNOLOGIES CORP., and
GREAT AMERICAN RECREATION, INC.

ORDER MAKING FINDINGS
AND REVOKING
REGISTRATIONS BY
DEFAULT

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on September 3, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.

The Division of Enforcement has provided evidence that the OIP was served on Respondents by September 9, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers were due within ten days of service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On September 24, 2013, Respondents were ordered to show cause, by October 3, 2013, why the registrations of their securities should not be revoked by default. To date, Respondents have not filed Answers or responded to the Order to Show Cause.

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Crescent Moon, Inc. (Crescent Moon), Central Index Key (CIK) No. 1101101, is a dissolved Wyoming corporation located in Bloomfield, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Crescent Moon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2004, which reported a net loss of over $39,000 for the prior three months.

Financial Ventures, Inc. (Financial Ventures), CIK No. 1031524, is a dissolved Florida corporation located in Toronto, Ontario, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Financial Ventures is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2007, which reported a net loss of $300 for the prior year.

Fire From Ice, Inc. (f/k/a Roman Acquisition Corp.) (Fire From Ice), CIK No. 1418968, is a revoked Nevada corporation located in Sovereign Island, Australia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fire From Ice is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 2011, which reported a net loss of over $3,800 for the prior three months.

Freeman Technologies Corp. (Freeman Technologies), CIK No. 1114814, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Freeman Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2001, which reported a net loss of over $3,958 for the prior three months.

Great American Recreation, Inc. (Great American), CIK No. 103317, is a New Jersey corporation located in McAfee, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Great American is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 1995. On February 14, 1996, Great American filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of New Jersey, and the case was terminated on March 29, 1999.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Crescent Moon, Inc., Financial Ventures, Inc., Fire From Ice, Inc. (f/k/a Roman Acquisition Corp.), Freeman Technologies Corp., and Great American Recreation, Inc., are hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge